Exhibit 99.3

ENGINE GAMING & MEDIA’S EDEN GAMES NEW APPLE ARCADE EXCLUSIVE, GEAR.CLUB STRADALE, SHOWCASED AT APPLE’S PEEK PERFORMANCE EVENT

LYON, FRANCE / ACCESSWIRE / March 10, 2022 / At Apple Inc.’s Peek Performance event, hosted on March 8, 2022, Apple announced Eden Games’, a subsidiary of Engine Gaming & Media Holdings, Inc.’s (“Engine” or the “Company”) (NASDAQ:GAME) (TSXV:GAME), latest expansion of the Gear.Club franchise, Gear.Club Stradale, as the “next big release” coming exclusively to Apple Arcade.

After outlining the improvements made to the Apple A15 mobile chip, the Apple presenter stated: In Apple Arcade’s next big release, Gear.Club Stradale, the realistic graphics make you feel just like you’re on the roads of Tuscany behind the wheel of your dream car. Source: Apple Peek Performance; March 8, 2022

Eden Games is known for its 20+ year history of developing premium racing experiences and creating some of the most prestigious racing franchises on both console and mobile. Gear.Club Stradale offers unprecedented driving simulations behind the wheel of the most prestigious cars in the world.

Eden recently announced that its Gear.Club Unlimited franchise crossed the 1M units sold mark on Nintendo Switch, as well as released the hit title to both Xbox Series X and PlayStation 5.

David Nadal, CEO of Eden Games, stated, “We are very proud of this release and extremely gratified that at such a major forum Apple chose to showcase Gear.Club Stradale in such a prominent way.”

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; Eden Games, a premium motorsport video game developer and publisher across console and mobile gaming; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (together, “forward-looking information”). Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking information contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking information, whether written or oral, that may be made from time to time by Engine or on its behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869